September 20, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Suzanne Hayes

Re:	AC Immune SA
Registration Statement on Form F-1
File No. 333-211714

Acceleration Request

Requested Date:    Thursday, September 22, 2016

Requested Time:    4:30 p.m., Eastern Daylight Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Credit Suisse (USA) LLC, Jefferies LLC and Leerink Partners LLC, as representatives of the several underwriters, hereby join AC Immune SA in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form F-1 (File No. 333-211714) to become effective on September 22, 2016, at 4:30 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

Additionally, pursuant to Rule 460 of the Act, we hereby advise you that approximately 1,971 copies of Preliminary Prospectus, dated September 16, 2016, were distributed by us, as representatives of the several underwriters, from September 16, 2016 through the date hereof to underwriters, institutions, dealers and others.

We will comply, and have been informed by the participating underwriters that they will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

Very truly yours, CREDIT SUISSE (USA) LLC

By:	/s/ John Kolz
Name: John Kolz Title: Managing Director
JEFFERIES LLC

By:	/s/ Ashley Delp Walker
Name: Ashley Delp Walker Title: Managing Director
LEERINK PARTNERS LLC

By:	/s/ John I. Fitzgerald
Name: John I. Fitzgerald Title: Managing Director

cc:	Mitchell S. Bloom, Esq., Goodwin Procter LLP

Arthur R. McGivern, Esq., Goodwin Procter LLP

George Pavey, AC Immune AG

Richard D. Truesdell, Esq., Davis Polk & Wardwell LLP

Derek J. Dostal, Esq., Davis Polk & Wardwell LLP